UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 18 February, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	18th February 2011

Allied Irish Banks, p.l.c.

Polish regulatory approval of the BZWBK disposal

DUBLIN, Ireland, Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] announced on 10 September 2010 that it had agreed to sell its Polish interests to Banco Santander S.A. ("Santander") subject to obtaining certain regulatory approvals. The Polish securities regulator - Polish Financial Supervision Authority ("PFSA") or Komisja Nadzoru Finansowego ("KNF") today announced that it has approved the BZWBK tender offer by Santander.

As announced on 7th February 2011, we expect that transaction will be completed on 1st April 2011.

- ENDS -

For further information, please contact:
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  18 February, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.